FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                                  BG Group plc

                      Notification of Interests in Shares

Dave Roberts - Person discharging managerial responsibility

1. Release of Shares under Long Term Incentive Scheme (LTIS)

BG Group plc has today received notification from Dave Roberts that, on 24 February 2006, he became entitled to the BG Group plc ordinary shares of 10p each ("Shares") set out in the table below, as a result of the vesting of awards allocated to him under the rules of the LTIS on 24 February 2003. Based upon the performance criteria which applied to these awards, 57% of the original allocations have vested.

The trustee of the LTIS has withheld the amount of Shares, referred to below, equivalent to the individual income tax and NI liability arising on this release, which will be settled by the Company through PAYE.

As a result of this release, Dave Roberts' individual interests in the Shares of BG Group plc are as follows:

Number of Shares  Number of Shares       Shares          Resulting Beneficial
vested on 24      withheld to cover tax  transferred on  Interest in Shares on
February 2006     and NI liability       24 February     27 February 2006
                                         2006
66,916            27,436                 39,480          42,243

2. Exercise of options under the BG Group Company Share Option Scheme

The Company has also received notification from Dave Roberts, that on 24 February 2006 he exercised options under the BG Group Company Share Option Scheme over a total of 84,835 ordinary shares of 10p each a price of GBP2.3575 per share.

Subsequently all the 84,835 shares, arising from this exercise, were sold at a price of GBP6.845 per share.

27 February 2006

Website www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 February, 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary